Filed Pursuant to Rule 433

Registration Nos. 333-123714 and

333-123714-03

BAC CAPITAL TRUST XI

6 5/8% CAPITAL SECURITIES

FINAL TERM SHEET

Dated May 15, 2006

Issuer:	BAC Capital Trust XI

Ratings:	Aa3(Moody’s)/A(S&P)/A+(Fitch)

Size:	1,000,000 capital securities

Issue Price:	$998.71 per capital security

Liquidation Amount:	$1,000 per capital security

Issue Amount of Capital Securities:	$1,000,000,000

Cash Distributions:	Annual rate of 6 5/8% of the stated liquidation amount of $1,000 per capital security

Distribution Dates:	May 23 and November 23 of each year, beginning November 23, 2006

Cumulative:	Yes

Day Count:	30/360

Maturity of BAC Junior Subordinated Notes:	May 23, 2036, unless prepaid earlier

Interest Rate of BAC Junior Subordinated Notes:	Annual rate of 6 5/8% per $1,000 principal amount, from and including May 23, 2006

Interest Payment Dates of BAC Junior Subordinated Notes:	May 23, and November 23, of each year, beginning November 23, 2006

Additional Interest on Deferred Distributions:	Annual rate of 6 5/8% of the unpaid distributions, compounded semi-annually

Redemption Provisions:	The capital securities have no stated maturity but must be redeemed upon the maturity of the BAC Junior Subordinated Notes on May 23, 2036 or their earlier prepayment

Redemption Price:

In the case of an optional redemption, the redemption price for the junior subordinated notes will be equal to the greater of:

(1) 100% of the principal amount of the junior subordinated notes being prepaid; or

(2) the present value of scheduled payments of principal and interest from the prepayment date to the maturity date, discounted to the prepayment date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus a spread of 0.20%.

In the case of a redemption upon an occurrence of a tax event, investment company event, or a capital treatment event, the prepayment price for the junior subordinated notes will be equal to the greater of:

(1) 100% of the principal amount of the junior subordinated notes being prepaid; or

(2) the present value of scheduled payments of principal and interest from the prepayment date to the maturity date, discounted to the prepayment date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the treasury rate plus a spread of 0.50%.

In each case, the prepayment price will include accrued but unpaid interest. These payments are described in more detail in the preliminary and final prospectus supplement.

Cash Payment Deferral:	Up to 10 semi-annual periods

Public Offering Price:	$998,710,000 in the aggregate

Bookrunning Manager:	Banc of America Securities LLC

Co-Managers:

Bear, Stearns & Co. Inc.

BNY Capital Markets, Inc.

Comerica Securities, Inc.

HSBC Securities (USA) Inc.

SunTrust Capital Markets, Inc.

Samuel A. Ramirez & Company, Inc.

The Williams Capital Group, L.P.

Settlement Date:	May 23, 2006 (DTC)

Listing:	None

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free at 1-800-294-1322 or you may e-mail a request to dg.prospectus_distribution@bofasecurities.com.